# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Advanced Flower Capital Inc., CIK 0001822523
CUSIP: 00109K105
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 477 S. ROSEMARY AVE., SUITE 301, WEST PALM BEACH, Florida (FL), 33401
Date of event which requires filing of this statement: 02/03/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002014854

## Reporting persons
- Stoney Lonesome HF LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,309,040; sole dispositive power 0; shared dispositive power 1,309,040; aggregate amount beneficially owned 1,309,040 (5.8% of the class)
- COGHILL CAPITAL MANAGEMENT LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,309,040; sole dispositive power 0; shared dispositive power 1,309,040; aggregate amount beneficially owned 1,309,040 (5.8% of the class)
- Drake Helix Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Wyoming (WY); member of a group; sole voting power 0; shared voting power 22,200; sole dispositive power 0; shared dispositive power 22,200; aggregate amount beneficially owned 22,200 (0.1% of the class)
- CDC Financial, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Illinois (IL); member of a group; sole voting power 0; shared voting power 1,331,240; sole dispositive power 0; shared dispositive power 1,331,240; aggregate amount beneficially owned 1,331,240 (5.9% of the class)
- COGHILL CLINT D: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 1,331,240; sole dispositive power 0; shared dispositive power 1,331,240; aggregate amount beneficially owned 1,331,240 (5.9% of the class)

## Item 1. Issuer
Name of issuer: Advanced Flower Capital Inc.
Address of issuer's principal executive offices: 477 S. ROSEMARY AVE., SUITE 301, WEST PALM BEACH, FL 33401

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) Stoney Lonesome HF LP, a Delaware limited partnership ("Stoney Lonesome"), with respect to the shares of Common Stock, par value $0.01 per share, of the Issuer (the "Shares") directly and beneficially owned by it;

(ii) Coghill Capital Management, LLC, a Delaware limited liability company ("CCM"), as the general partner of Stoney Lonesome;

(iii) The Drake Helix Holdings, LLC, a Wyoming limited liability company ("Drake Helix"), with respect to the Shares directly and beneficially owned by it;

(iv) CDC Financial, Inc., an Illinois corporation ("CDC Financial"), as the managing member of each of CCM and Drake Helix; and

(v) Clint D. Coghill, as the President and sole shareholder of CDC Financial.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is 222 S Riverside Plaza, 15th Floor, Chicago, Illinois 60606.
Citizenship: Each of Stoney Lonesome and CCM is organized under the laws of the State of Delaware. Drake Helix is organized under the laws of the State of Wyoming. CDC Financial is organized under the laws of the State of Illinois. Mr. Coghill is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on the date hereof:

(i) Stoney Lonesome directly beneficially owned 1,309,040 Shares;

(ii) CCM, as the general partner of Stoney Lonesome, may be deemed the beneficial owner of the 1,309,040 Shares directly beneficially owned by Stoney Lonesome;

(iii) Drake Helix directly beneficially owned 22,200 Shares;

(iv) CDC Financial, as the managing member of each of CCM and Drake Helix, may be deemed the beneficial owner of the 1,309,040 Shares directly beneficially owned by Stoney Lonesome and the 22,200 Shares directly beneficially owned by Drake Helix; and

(v) Mr. Coghill, as the President and sole shareholder of CDC Financial, may be deemed the beneficial owner of the 1,309,040 Shares directly beneficially owned by Stoney Lonesome and the 22,200 Shares directly beneficially owned by Drake Helix.

The filing of this Schedule 13G shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that such Reporting Person does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Percent of class:
The following percentages are based on 22,594,541 Shares outstanding as of November 7, 2025, which is the total number of Shares outstanding as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 12, 2025.

As of the close of business on the date hereof, (i) Stoney Lonesome beneficially owned approximately 5.8% of the outstanding Shares, (ii) CCM may be deemed to beneficially own approximately 5.8% of the outstanding Shares, (iii) Drake Helix beneficially owned approximately 0.1% of the outstanding Shares, (iv) CDC Financial may be deemed to beneficially own approximately 5.9% of the outstanding Shares and (v) Mr. Coghill may be deemed to beneficially own approximately 5.9% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
99.1 - Joint Filing Agreement

## Signatures
- Stoney Lonesome HF LP: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of the managing member of its general partner (02/10/2026)
- COGHILL CAPITAL MANAGEMENT LLC: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of its managing member (02/10/2026)
- Drake Helix Holdings, LLC: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder of its managing member (02/10/2026)
- CDC Financial, Inc.: /s/ Clint D. Coghill, Clint D. Coghill, President and sole shareholder (02/10/2026)
- COGHILL CLINT D: /s/ Clint D. Coghill, Clint D. Coghill (02/10/2026)